EXHIBIT 21

SUBSIDIARIES

1.	Pioche-Ely Valley Mines, Inc. is a Nevada corporation doing business under its corporate name. The Company beneficially owns approximately 55% of the capital stock of Pioche-Ely Valley Mines, Inc.

2.
Texas Oil & Chemical Co. II, Inc. is a Texas corporation doing business under its corporate name.  Arabian American Development Company owns 100% of the capital stock of Texas Oil & Chemical Co. II. Inc.

3.	South Hampton Resources, Inc. is a Texas corporation doing business under its corporate name. Texas Oil & Chemical Co. II, Inc. owns 100% of the capital stock of South Hampton Resources, Inc.

4.	Gulf State Pipe Line Company is a Texas corporation doing business under its corporate name. South Hampton Resources, Inc. owns 100% of the capital stock of Gulf State Pipe Line Company.